Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and six months ended March 31, 2020 and 2019

(unaudited)

Interim Consolidated Statements of Earnings

For the three and six months ended March 31

(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended March 31		Six months ended March 31

	Notes	2020	2019	2020	2019
		$	$	$	$
Revenue	9	3,131,141	3,068,263	6,185,888	6,032,209
Operating expenses
Costs of services, selling and administrative		2,645,600	2,610,879	5,225,374	5,137,668
Acquisition-related and integration costs	7c	31,097	8,554	51,331	12,992
Restructuring costs	4	443	—	31,621	—
Net finance costs		26,628	18,781	53,350	33,391
Foreign exchange loss		2,295	3,263	3,162	1,248
		2,706,063	2,641,477	5,364,838	5,185,299
Earnings before income taxes		425,078	426,786	821,050	846,910
Income tax expense		110,230	108,505	216,009	217,155
Net earnings		314,848	318,281	605,041	629,755
Earnings per share
Basic earnings per share	6c	1.19	1.16	2.28	2.29
Diluted earnings per share	6c	1.18	1.14	2.24	2.25

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	1

Interim Consolidated Statements of Comprehensive Income

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31

	2020	2019	2020	2019
	$	$	$	$
Net earnings	314,848	318,281	605,041	629,755
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains (losses) on translating financial statements of foreign operations	470,348	(214,053)	506,138	127,502
Net (losses) gains on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(96,867)	55,156	(102,929)	(20,036)
Deferred gains of hedging on cross-currency swaps	16,069	13,763	16,432	20,790
Net unrealized (losses) gains on cash flow hedges	(24,722)	(49)	(27,403)	39,426
Net unrealized (losses) gains on financial assets at fair value through other comprehensive income	(39)	1,912	(189)	2,682
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains (losses) on defined benefit plans	46,833	(18,415)	26,822	(25,347)
Other comprehensive income (loss)	411,622	(161,686)	418,871	145,017
Comprehensive income	726,470	156,595	1,023,912	774,772

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	Notes	As at March 31, 2020	As at September 30, 2019
		$	$

Assets
Current assets
Cash and cash equivalents	8c and 10	302,487	213,831
Accounts receivable		1,489,951	1,357,090
Work in progress		1,184,785	1,096,031
Current financial assets	10	30,707	39,931
Prepaid expenses and other current assets		162,538	172,182
Income taxes		1,079	10,206
Total current assets before funds held for clients		3,171,547	2,889,271
Funds held for clients		558,967	368,112
Total current assets		3,730,514	3,257,383
Property, plant and equipment		403,341	397,661
Contract costs		239,564	222,965
Right-of-use assets		685,601	—
Intangible assets		579,778	517,982
Other long-term assets		216,791	180,480
Long-term financial assets		181,861	176,899
Deferred tax assets		99,973	100,539
Goodwill		8,459,816	7,767,837
		14,597,239	12,621,746

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,201,420	1,108,895
Accrued compensation		626,143	642,897
Current derivative financial instruments	10	10,024	4,902
Deferred revenue		504,760	397,370
Income taxes		184,635	176,243
Provisions		74,064	73,509
Current portion of long-term debt		117,075	113,511
Current portion of lease liabilities		171,831	—
Total current liabilities before clients’ funds obligations		2,889,952	2,517,327
Clients’ funds obligations		557,851	366,796
Total current liabilities		3,447,803	2,884,123
Long-term income taxes		8,805	7,690
Long-term provisions		27,688	24,946
Long-term debt		3,156,573	2,217,696
Long-term lease liabilities		720,704	—
Other long-term liabilities		117,465	213,392
Long-term derivative financial instruments	10	11,802	18,322
Deferred tax liabilities		161,849	178,265
Retirement benefits obligations		184,989	193,209
		7,837,678	5,737,643

Equity
Retained earnings		4,190,821	4,557,855
Accumulated other comprehensive income	5	595,565	176,694
Capital stock	6a	1,740,658	1,903,977
Contributed surplus		232,517	245,577
		6,759,561	6,884,103
		14,597,239	12,621,746

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	3

Interim Consolidated Statements of Changes in Equity

For the six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2019		4,557,855	176,694	1,903,977	245,577	6,884,103

Adoption of IFRS 16	3	(93,873)	—	—	—	(93,873)
Balance as at October 1, 2019		4,463,982	176,694	1,903,977	245,577	6,790,230
Net earnings		605,041	—	—	—	605,041
Other comprehensive income		—	418,871	—	—	418,871
Comprehensive income		605,041	418,871	—	—	1,023,912
Share-based payment costs		—	—	—	19,885	19,885
Income tax impact associated with stock options		—	—	—	(15,630)	(15,630)
Exercise of stock options	6a	—	—	48,427	(8,459)	39,968
Exercise of performance share units	6a	—	—	8,856	(8,856)	—
Purchase for cancellation of Class A subordinate voting shares	6a	(878,202)	—	(165,315)	—	(1,043,517)
Purchase of Class A subordinate voting shares held in trusts	6a	—	—	(55,287)	—	(55,287)
Balance as at March 31, 2020		4,190,821	595,565	1,740,658	232,517	6,759,561

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2018		4,251,424	201,596	2,018,592	213,195	6,684,807

Net earnings		629,755	—	—	—	629,755
Other comprehensive income		—	145,017	—	—	145,017
Comprehensive income		629,755	145,017	—	—	774,772
Share-based payment costs		—	—	—	20,714	20,714
Income tax impact associated with stock options		—	—	—	4,378	4,378
Exercise of stock options	6a	—	—	38,627	(6,936)	31,691
Exercise of performance share units	6a	—	—	7,651	(7,651)	—
Purchase for cancellation of Class A subordinate voting shares	6a	(454,228)	—	(49,172)	—	(503,400)
Purchase of Class A subordinate voting shares held in trusts	6a	—	—	(30,740)	—	(30,740)
Balance as at March 31, 2019		4,426,951	346,613	1,984,958	223,700	6,982,222

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	4

Interim Consolidated Statements of Cash Flows

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

		Three months ended March 31		Six months ended March 31
	Notes	2020	2019	2020	2019
		$	$	$	$
Operating activities
Net earnings		314,848	318,281	605,041	629,755
Adjustments for:
Amortization and depreciation		130,694	97,966	263,075	193,666
Deferred income taxes		(13,763)	(13,195)	(10,273)	(6,358)
Foreign exchange loss (gain)		3,155	(5,353)	649	7,981
Share-based payment costs		6,683	11,250	19,885	20,714
Net change in non-cash working capital items	8a	(45,125)	53,056	(16,619)	7,776
Cash provided by operating activities		396,492	462,005	861,758	853,534

Investing activities
Net change in short-term investments		(1,406)	—	(1,591)	—
Business acquisitions (considering the bank overdraft assumed and cash acquired)		(139,451)	(741)	(272,586)	(24,249)
Investment in Acando AB		—	(61,729)	—	(61,729)
Purchase of property, plant and equipment		(40,037)	(43,352)	(69,543)	(76,522)
Additions to contract costs		(22,166)	(14,279)	(35,728)	(34,069)
Additions to intangible assets		(26,951)	(24,993)	(50,830)	(52,990)
Purchase of long-term investments		(900)	(5,480)	(4,859)	(8,823)
Proceeds from sale of long-term investments		1,236	5,025	5,380	5,770
Cash used in investing activities		(229,675)	(145,549)	(429,757)	(252,612)

Financing activities
Net change in unsecured committed revolving credit facility		(74,738)	—	(234,623)	(194,795)
Increase of long-term debt		1,076,131	3,205	1,088,869	677,728
Repayment of long-term debt		(6,303)	(13,751)	(27,637)	(214,393)
Payment of lease liabilities		(47,723)	—	(89,407)	—
Repayment of debt assumed in business acquisitions		(10,169)	—	(23,232)	—
Payment for remaining shares of Acando	7b	—	—	(23,123)	—
Settlement of derivative financial instruments		—	—	—	(1,934)
Purchase of Class A subordinate voting shares held in trusts	6a	(30,372)	—	(55,287)	(30,740)
Purchase and cancellation of Class A subordinate voting shares	6a	(1,026,337)	(159,254)	(1,043,517)	(507,580)
Issuance of Class A subordinate voting shares		17,305	15,340	40,076	30,721
Cash used in financing activities		(102,206)	(154,460)	(367,881)	(240,993)
Effect of foreign exchange rate changes on cash and cash equivalents		24,798	(24,170)	24,536	(62)
Net increase in cash and cash equivalents		89,409	137,826	88,656	359,867
Cash and cash equivalents, beginning of period		213,078	406,132	213,831	184,091
Cash and cash equivalents, end of period		302,487	543,958	302,487	543,958

Supplementary cash flow information (Note 8).

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services (BPS), systems integration and consulting, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the CompaniesAct (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2019 which were consistently applied to all periods presented, except for the new accounting standards adopted on October 1, 2019, as described below in Note 3, Accounting policies.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2019.

The Company’s interim condensed consolidated financial statements for the three and six months ended March 31, 2020 and 2019 were authorized for issue by the Board of Directors on April 28, 2020.

3.	Accounting policies

USE OF JUDGEMENTS AND ESTIMATES

The uncertainties around the outbreak of the novel strain of the coronavirus, specifically identified as COVID-19 pandemic required the use of judgements and estimates which resulted in no material impacts for the period ended March 31, 2020. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, goodwill impairment, leases, business combinations, provisions for uncertain tax treatments and litigation and claims.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS

The following standards have been adopted by the Company on October 1, 2019:

IFRS 16 - Leases

Adoption IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the lessee’s classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. Lessees recognize a right-of-use asset representing its control of, and right to use, the underlying asset and a lease liability representing its obligation to make future lease payments. The Company adopted IFRS 16 using the modified retrospective method, with no restatement of comparative figures. The Company applied the new standard to contracts that were classified as leases under IAS 17 at the date of initial application. The right-of-use assets were recognized as if IFRS 16 had been applied since the commencement date for real estate leases. For all other leases, the right-of-use assets were measured at an amount equal to the lease liability adjusted by the prepaid amount and the accrued lease payment related to the lease in the balance sheet as at September 30, 2019.

The Company made use of the following practical expedients available on transition date: the definition of a lease, the use of hindsight in determining the lease term, the exclusion of initial direct costs from the measurement of the right-of-use asset at the transition date, the usage of a single incremental borrowing rate for a portfolio of leases with reasonably similar characteristics and adjusting the right-of-use assets for any onerous lease provisions as an alternative to an impairment review.

Accounting policy

The Company identifies a lease if it conveys the right to control the use of an identified asset for a specific period in exchange for a determined consideration. At inception, a right-of-use asset for the underlying asset and corresponding lease liability are presented in the consolidated balance sheet measured on a present value basis. Discount rate used in the present value calculation is the incremental borrowing rate unless the implicit interest rate in the lease can be readily determined. The Company does not recognize a lease liability for short-term leases (expected term of 12 months or less) and leases with low value underlying assets. Payments for those leases are recorded as an expense on a straight-line basis over the lease term.

Lease liabilities are measured at present value of non-cancellable payments, which are mostly made of fixed payments of rent excluding maintenance fees; variable payments that are based on an index or a rate; amounts expected to be payable as residual value guaranties and extension or termination option if reasonably certain to be exercised.

The lease liabilities are subsequently adjusted to reflect interest on the lease liabilities and lease payments made. Lease liabilities are remeasured when there is a modification in the lease term, in the assessment of an option to purchase, in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments.

The right-of-use assets are measured at initial lease liabilities adjusted by lease payments made before the commencement date, indirect costs and cash incentives received.

The right-of-use assets are depreciated on a straight-line basis over the expected lease term of the underlying asset and is reduced by impairment losses, if any.

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. To determine the term, the Company considers all factors that create economic incentives to exercise an extension or a termination option. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised. Management considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

IFRS 16 - Leases (continued)

Accounting policy (continued)

The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment. The incremental borrowing rates are subject to change mainly due to changes in the economic environment.

Impacts at adoption date

The following table shows the impacts of the adoption of IFRS 16 on the Company’s consolidated balance sheet as of October 1, 2019:

	Balance sheet as at September 30, 2019	IFRS 16 adoption	Balance sheet as at October 1, 2019
	$	$	$
Assets
Accounts receivable	1,357,090	3,319	1,360,409
Prepaid expenses and other current assets	172,182	(6,365)	165,817
Property, plant and equipment	397,661	(21,863)	375,798
Right-of-use assets	—	701,346	701,346
Other long-term assets	180,480	607	181,087
Deferred tax assets	100,539	14,778	115,317
Other assets	10,413,794	—	10,413,794
	12,621,746	691,822	13,313,568

Liabilities
Accounts payable and accrued liabilities	1,108,895	(8,037)	1,100,858
Current portion of provisions	73,509	(3,723)	69,786
Current portion of long-term debt	113,511	(14,086)	99,425
Current portion of lease liabilities	—	172,402	172,402
Long-term provisions	24,946	(2,264)	22,682
Long-term debt	2,217,696	(16,253)	2,201,443
Long-term lease liabilities	—	739,123	739,123
Other long-term liabilities	213,392	(64,655)	148,737
Deferred tax liabilities	178,265	(16,812)	161,453
Other liabilities	1,807,429	—	1,807,429
	5,737,643	785,695	6,523,338

Equity
Retained earnings	4,557,855	(93,873)	4,463,982
Other equity	2,326,248	—	2,326,248
	6,884,103	(93,873)	6,790,230
	12,621,746	691,822	13,313,568

Upon adoption of IFRS 16, all operating lease commitments that were presented in the Note 29 of the consolidated financial statements as at September 30, 2019 were recognized as lease liabilities and are now presented in the balance sheet. The Company used its incremental borrowing rates as at October 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate was 3.69% at the initial application.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

IFRS 16 - Leases (continued)

Impacts at adoption date (continued)

The following table reconciles operating lease commitments presented in the consolidated financial statements as at September 30, 2019 and the lease liabilities recognized on October 1, 2019:

Operating lease commitments as at September 30, 2019	847,502
Discounted using the weighted average incremental borrowing rate as at October 1, 2019	(96,638)
Finance lease obligations presented as at September 30, 2019	30,339
Termination options reasonably certain to be exercised	(22,748)
Extension options reasonably certain to be exercised	153,070
Lease liabilities recognized as at October 1, 2019	911,525
Current portion of lease liabilities	172,402

Long-term lease liabilities	739,123
Total lease liabilities recognized as at October 1, 2019	911,525

For the three and six months ended March 31, 2020, the impacts of the application of IFRS 16 are a decrease in property costs of $47,972,000 and $95,750,000, respectively, an increase in amortization and depreciation of $38,715,000 and $76,823,000, respectively, as well as an increase in finance costs of $6,899,000 and $14,807,000, respectively. In addition, the cash provided by operating activities increased by $45,200,000 and $84,400,000, respectively, with the offset presented in the cash used in financing activities.

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform

In September 2019, the IASB has amended some of its requirements to address the uncertainty arising from the planned phasing out of interest-rate benchmarks such as interbank offered rates (IBORs). The amendments provide temporary relief from applying specific hedge accounting requirements affected by the interest rate benchmark reform. The amendments impact IFRS 9 Financial instruments, IAS 39 Financial instruments: Recognition and measurement and IFRS 7 Financial instruments: Disclosures. The amendments come into effect for annual periods beginning on or after January 1, 2020 but early adoption is permitted. The Company elected to early adopt the Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform as at October 1, 2019 and applied retrospectively the reform to hedging relationship that existed on the application date and to the amount accumulated in the cash flow hedge reserve at that date.

The Company has a debt expiring in December 2023 with a principal amount of U.S. $500,000,000 bearing interest based on the 1 month USD LIBOR rate. The debt has a carrying value of $706,050,000 as at March 31, 2020. The Company has entered into and designated as cash flow hedge cross-currency interest rate swaps with aggregate notional amounts of U.S. $500,000,000 and maturing on the same date as the debt (the hedging instruments) on which it receives interest based on the same 1 month USD LIBOR rate. During the three months ended March 31, 2020, the Company has entered into a new unsecured committed term loan credit facility with a principal amount of U.S. $750,000,000 expiring in March 2022, please refer to note 10. The new facility bears interest based on the 1 month USD LIBOR rate and has a carrying value of $1,058,714,000 as at March 31, 2020.

The Company is planning to renegotiate the terms of the debts and the swaps to replace the related LIBOR elements once a replacement rate for LIBOR is known. Until then, the Company assumes that the LIBOR interest rates used for the settlements on the debts and the swaps will continue to be available beyond the planned phase out date at the end of December 2021.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.	Restructuring costs

On November 6, 2019, the Company announced a restructuring plan through which it will incur up to $40,000,000 of restructuring costs over the current fiscal year related to the closure of the Brazil operations, the refocusing of the Portugal infrastructure business towards nearshore delivery and the optimization of the Sweden infrastructure business. The Company incurred $443,000 and $31,621,000 of costs related to the announced plan for the three and six months ended March 31, 2020, respectively. These amounts include mostly restructuring costs for terminations of employment.

5.	Accumulated other comprehensive income

	As at March 31, 2020	As at September 30, 2019
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $76,328 ($63,579 as at September 30, 2019)	1,102,497	596,358
Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $80,846 ($67,165 as at September 30, 2019)	(529,305)	(426,376)
Deferred gains (costs) of hedging on cross-currency swaps, net of accumulated income tax expense of $1,054 (net of accumulated income tax recovery of $1,113 as at September 30, 2019)	12,341	(4,091)
Net unrealized (losses) gains on cash flow hedges, net of accumulated income tax recovery of $1,248 (net of accumulated income tax expense of $13,003 as at September 30, 2019)	(3,247)	24,157
Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $301 ($352 as at September 30, 2019)	1,297	1,486
Items that will not be reclassified subsequently to net earnings:

Net remeasurement gains (losses) on defined benefit plans, net of accumulated income tax expense of $1,091 (net of accumulated income tax recovery of $8,698 as at September 30, 2019)	11,982	(14,840)
	595,565	176,694

For the six months ended March 31, 2020, $7,737,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $2,503,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings. For the six months ended March 31, 2020, $12,341,000 of the deferred gains of hedging cross-currency swaps, net of income tax expense of $1,054,000 were also reclassified in the consolidated statements of earnings.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Capital stock, share-based payments and earnings per share

a)	Capital stock

	Class A subordinate voting shares		Class B multiple voting shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$

As at September 30, 2019	239,857,462	1,863,595	28,945,706	40,382	268,803,168	1,903,977
Issued upon exercise of stock options[1]	897,125	48,427	—	—	897,125	48,427
Performance share units (PSUs) exercised[2]	—	8,856	—	—	—	8,856
Purchased and cancelled[3]	(10,605,464)	(165,315)	—	—	(10,605,464)	(165,315)
Purchased and held in trusts[4]	—	(55,287)	—	—	—	(55,287)
As at March 31, 2020	230,149,123	1,700,276	28,945,706	40,382	259,094,829	1,740,658

[1]

The carrying value of Class A subordinate voting shares includes $8,459,000 ($6,936,000 for the six months ended March 31, 2019), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]

During the six months ended March 31, 2020, 154,318 PSUs were exercised (160,694 during the six months ended March 31, 2019) with a recorded value of $8,856,000 ($7,651,000 during the six months ended March 31, 2019) that was removed from contributed surplus. As at March 31, 2020, 1,246,408 Class A subordinate voting shares were held in trusts under the PSU plans (875,480 as at March 31, 2019).

[3]

On January 29, 2020, the Company’s Board of Directors authorized and subsequently received the regulatory approval for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 20,149,100 Class A subordinate voting shares on the open market through the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2020 until no later than February 5, 2021, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or decided not to make any further purchases for cancellation under it.

During the three months ended March 31, 2020, the Company purchased for cancellation 6,008,905 Class A subordinate voting shares from the Caisse de dépôt et placement du Québec for a cash consideration of $600,000,000 (nil during the three months ended March 31, 2019). The excess of the purchase price over the carrying value in the amount of $471,455,000 was charged to retained earnings (nil during the three months ended March 31, 2019). The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

In addition, during the six months ended March 31, 2020, the Company purchased for cancellation 4,596,559 Class A subordinate voting shares (6,080,600 during the six months ended March 31, 2019) under its previous and current NCIB for a cash consideration of $443,517,000 ($503,400,000 for the six months ended March 31, 2019) and the excess of the purchase price over the carrying value in the amount of $406,747,000 ($454,228,000 for the six months ended March 31, 2019) was charged to retained earnings.

[4]

During the six months ended March 31, 2020, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 525,331 Class A subordinate voting shares of the Company on the open market (374,995 during the six months ended March 31, 2019) for a cash consideration of $55,287,000 ($30,740,000 during the six months ended March 31, 2019).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Capital stock, share-based payments and earnings per share (continued)

b)	Share-based payments

i)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options vest annually over four years from the date of the grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2019	9,891,592
Granted	910,440
Exercised (Note 6a)	(897,125)
Forfeited	(327,907)
Outstanding as at March 31, 2020	9,577,000

The weighted average fair value of stock options granted during the six months ended March 31 and the weighted average assumptions used in the calculation of their fair value on the date of the grant using the Black-Scholes option pricing model were as follows:

	2020	2019
Grant date fair value ($)	17.72	16.28
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	16.58	20.07
Risk-free interest rate (%)	1.55	2.32
Expected life (years)	4.00	4.00
Exercise price ($)	110.73	81.30
Share price ($)	110.73	81.30

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Capital stock, share-based payments and earnings per share (continued)

b)   Share-based payments (continued)

ii)	Performance share units (PSUs)

The Company operates two PSU plans with similar terms and conditions. Under both plans, the Board of Directors may grant PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the first plan vest annually over a period of four years from the date of the grant and granted PSUs under the second plan vest at the end of the four-year period.

Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 6a).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2019	861,485

Granted[1]	599,317

Exercised (Note 6a)	(154,318)

Forfeited	(60,345)

Outstanding as at March 31, 2020	1,246,139

[1]	The PSUs granted in the period had a grant date fair value of $107.67 per unit.

c)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

			2020		Three months ended March 31 2019
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	314,848	263,638,028	1.19	318,281	273,390,984	1.16
Net effect of dilutive stock options and PSUs[2]		4,138,847			4,688,016
	314,848	267,776,875	1.18	318,281	278,079,000	1.14

			2020		Six months ended March 31 2019
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	605,041	265,933,573	2.28	629,755	275,200,796	2.29
Net effect of dilutive stock options and PSUs[2]		4,577,000			4,764,524
	605,041	270,510,573	2.24	629,755	279,965,320	2.25

[1]

During the three months ended March 31, 2020, 10,436,164 Class A subordinate voting shares purchased for cancellation and 1,246,408 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (1,636,500 and 875,480, respectively during the three months ended March 31, 2019). During the six months ended March 31, 2020, 10,605,464 Class A subordinate voting shares purchased for cancellation and 1,246,408 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (6,080,600 and 875,480, respectively during the six months ended March 31, 2019).

[2]

The calculation of the diluted earnings per share excluded 914,521 stock options for the three and six months ended March 31, 2020 (1,791,227 for the three and six months ended March 31, 2019), as they were anti-dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.	Investments in subsidiaries

a)	Significant business acquisitions realized in the current fiscal year

The Company made the following acquisitions during the six months ended March 31, 2020:

–

On December 18, 2019, the Company acquired all of the outstanding shares of SCISYS Group Plc (SCISYS), for a purchase price of $130,260,000. Predominantly based in United Kingdom and Germany, SCISYS operates in several sectors, with deep expertise and industry leading solutions in the space and defense sectors, as well as in the media and broadcast news industries, headquartered in Dublin, Ireland.

–

On January 20, 2020, the Company acquired all of the outstanding shares of Meti Logiciels et Services SAS (Meti), for a purchase price of $43,404,000. Based in France, Meti is specialized in the development of software solutions for the retail sector across Europe and works with some of Europe’s largest retailers.

–

On March 31, 2020, the Company acquired all of the outstanding shares of TeraThink Corporation (TeraThink), for a purchase price of $101,856,000. Based in the United States of America, TeraThink is an information technology and management consulting firm providing digitization, enterprise finance, risk management, and data analytics services to the U.S. federal government and is headquartered in Reston, Virginia.

The following table presents the preliminary fair value of assets acquired and liabilities assumed for the acquisition of SCISYS and TeraThink based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

	SCISYS	TeraThink
	$	$

Current assets	56,654	14,457

Property, plant and equipment	15,422	1,475

Right-of-use assets	827	3,843

Intangible assets	26,297	16,952

Goodwill[1]	130,492	89,951

Current liabilities	(90,173)	(10,772)

Deferred tax liabilities	(4,020)	—

Long-term debt	(9,587)	(10,160)

Lease liabilities	(2,147)	(4,400)
	123,765	101,346

Cash acquired	6,495	510
Net assets acquired	130,260	101,856

Consideration paid	130,260	101,856

[1]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill of SCISYS is not deductible for tax purposes and the goodwill of TeraThink is deductible for tax purposes.

The fair value of assets acquired and liabilities assumed is expected to be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.

For the six months ended March 31, 2020, the above acquisitions would have contributed approximately $125,000,000 of revenues and individually between 6.0% and 10.5% of earnings before acquisition-related and integration costs, and income taxes to the financial results of the Company had the acquisition dates been October 1, 2019. These figures are indicative of the actual contribution when considering the specific dates of acquisition.

With significant strategic consulting, system integration and customer-centric digital innovation capabilities, these acquisitions were made to complement CGI’s proximity model and expertise across key sectors, including communications, retail, space and defense and government.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.	Investments in subsidiaries (continued)

b)	Business acquisition realized in the prior fiscal year

During fiscal year 2019, the Company acquired 96.1% of the outstanding shares of Acando AB (Acando) and the remaining 3.9% on October 11, 2019 for $23,123,000. During the three months ended March 31, 2020, the Company finalized the fair value of assets acquired and liabilities assumed for Acando with no significant adjustments.

c)	Acquisition-related and integration costs

During the three and six months ended March 31, 2020, the Company expensed $31,097,000 and $51,331,000, respectively, for acquisition-related and integration costs. These amounts include acquisition-related costs of $962,000 and $6,545,000, respectively, and integration costs of $30,135,000 and $44,786,000, respectively. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include terminations of employment of $22,512,000 and $31,607,000, respectively, accounted for in restructuring provisions, as well as other integration costs of $7,623,000 and $13,179,000, respectively.

During the three and six months ended March 31, 2019, the Company expensed $8,554,000 and $12,992,000, respectively, for acquisition-related and integration costs. These amounts included acquisition-related costs of $604,000 and $699,000, respectively, and integration costs of $7,950,000 and $12,293,000, respectively. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly included terminations of employment of $5,956,000 and $8,881,000, respectively, accounted for in restructuring provisions, as well as other integration costs of $1,994,000 and $3,412,000, respectively.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Supplementary cash flow information

a)   Net change in non-cash working capital items is as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2020	2019	2020	2019
	$	$	$	$
Accounts receivable	166,336	21,901	(15,033)	60,372
Work in progress	(77,716)	(56,014)	20,338	(104,871)
Prepaid expenses and other assets	(38,659)	(32,894)	9,926	(20,831)
Long-term financial assets	8,562	(3,855)	3,552	806
Accounts payable and accrued liabilities	(87,206)	(3,780)	(4,429)	22,122
Accrued compensation	(5,511)	(8,501)	(71,360)	(7,712)
Deferred revenue	2,647	141,697	35,035	51,703
Provisions	(7,517)	(3,266)	4,755	(7,256)
Long-term liabilities	(13,717)	9,064	(13,235)	3,404
Retirement benefits obligations	29,686	2,053	(2,743)	89
Derivative financial instruments	(37)	(892)	(59)	(1,474)
Income taxes	(21,993)	(12,457)	16,634	11,424
	(45,125)	53,056	(16,619)	7,776

b)   Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2020	2019	2020	2019
	$	$	$	$
Net interest paid	45,773	29,060	71,658	49,316
Income taxes paid	136,697	109,815	196,788	168,937

c)   Cash and cash equivalents consisted of unrestricted cash as at March 31, 2020 and September 30, 2019.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information

Effective October 1, 2019, the Company realigned its management structure, resulting primarily in the creation of two new operating segments, namely Scandinavia (Sweden, Denmark and Norway) and Finland, Poland and Baltics, collectively formerly known as Northern Europe in the prior fiscal year. As a result, the Company is now managed through nine operating segments, namely: Western and Southern Europe (primarily France, Portugal and Belgium); United States of America (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific). This realignment of management structure also included, to a lesser extent, transfers of some lines of business between our operating segments.

The operating segments reflect the revised management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. The following tables present information on the Company’s operations based on its revised management structure. The Company has retrospectively revised the segmented information for the comparative period to conform to the new segmented information structure.

								For the three months ended March 31, 2020
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	528,472	468,109	435,462	416,884	344,436	309,547	294,279	201,496	168,814	(36,358)	3,131,141
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	84,936	69,601	91,552	49,325	53,376	30,549	24,349	31,896	47,662	—	483,246

Acquisition-related and integration costs (Note 7c)											(31,097)
Restructuring costs (Note 4)											(443)

Net finance costs											(26,628)
Earnings before income taxes											425,078

[1]

Total amortization and depreciation of $130,482,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $15,205,000, $19,581,000, $16,659,000, $10,273,000, $16,733,000, $19,705,000, $16,970,000, $9,119,000 and $6,237,000, respectively for the three months ended March 31, 2020.

								For the three months ended March 31, 2019
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	524,833	484,634	448,409	383,943	355,189	293,164	258,725	202,243	149,217	(32,094)	3,068,263
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	67,077	98,168	88,001	47,860	47,971	19,384	24,097	26,018	35,545	—	454,121

Acquisition-related and integration costs (Note 7c)											(8,554)

Net finance costs											(18,781)
Earnings before income taxes											426,786

[1]

Total amortization and depreciation of $97,692,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $13,571,000, $18,635,000, $15,709,000, $6,315,000, $16,676,000, $8,959,000, $6,325,000, $7,842,000 and $3,660,000, respectively for the three months ended March 31, 2019.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	17

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

								For the six months ended March 31, 2020
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,022,005	916,083	871,431	838,829	670,273	607,326	597,481	400,519	329,631	(67,690)	6,185,888
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	158,580	137,035	191,008	105,490	101,129	61,895	47,875	61,601	92,739	—	957,352

Acquisition-related and integration costs (Note 7c)											(51,331)
Restructuring costs (Note 4)											(31,621)

Net finance costs											(53,350)
Earnings before income taxes											821,050

[1]

Total amortization and depreciation of $262,610,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $30,230,000, $39,893,000, $34,133,000, $20,520,000, $34,361,000, $39,784,000, $34,059,000, $17,388,000 and $12,242,000, respectively for the six months ended March 31, 2020.

								For the six months ended March 31, 2019
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,036,897	925,865	894,126	762,676	678,372	574,243	517,829	407,206	294,170	(59,175)	6,032,209
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	139,085	165,004	177,603	100,488	99,195	43,519	43,566	54,791	70,042	—	893,293

Acquisition-related and integration costs (Note 7c)											(12,992)

Net finance costs											(33,391)
Earnings before income taxes											846,910

[1]

Total amortization and depreciation of $193,201,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $24,396,000, $36,423,000, $32,158,000, $12,784,000, $33,743,000, $17,545,000, $12,705,000, $15,886,000 and $7,561,000, respectively for the six months ended March 31, 2019.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2019, except for the adoption of IFRS 16 as at October 1, 2019. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	18

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2020	2019	2020	2019
	$	$	$	$
Western and Southern Europe

France	467,231	456,937	899,204	902,626

Others	61,976	68,822	124,716	138,039
	529,207	525,759	1,023,920	1,040,665

U.S.[1]	902,465	857,307	1,789,932	1,692,168

Canada	465,992	480,327	931,020	954,130

U.K. and Australia

U.K.	382,435	399,310	743,574	741,049

Australia	12,823	22,461	28,199	47,033
	395,258	421,771	771,773	788,082

Central and Eastern Europe

Germany	183,497	158,066	356,527	309,591

Netherlands	118,234	120,007	232,990	236,627

Others	18,089	19,250	36,258	37,251
	319,820	297,323	625,775	583,469

Scandinavia

Sweden	221,568	203,976	450,973	411,330

Others	87,227	68,678	174,800	135,042
	308,795	272,654	625,773	546,372

Finland, Poland and Baltics

Finland	198,856	202,548	395,981	405,379

Others	9,125	9,512	18,928	19,053
	207,981	212,060	414,909	424,432

Asia Pacific

Others	1,623	1,062	2,786	2,891
	1,623	1,062	2,786	2,891
	3,131,141	3,068,263	6,185,888	6,032,209

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $479,913,000 and $422,552,000, respectively for the three months ended March 31, 2020 ($467,719,000 and $389,588,000, respectively for the three months ended March 31, 2019). In addition, external revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $939,604,000 and $850,328,000, respectively for the six months ended March 31, 2020 ($918,345,000 and $773,823,000, respectively for the six months ended March 31, 2019).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	19

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2020	2019	2020	2019
	$	$	$	$
Systems integration and consulting	1,457,673	1,574,014	2,856,040	3,131,244
Management of IT and business functions	1,673,468	1,494,249	3,329,848	2,900,965
	3,131,141	3,068,263	6,185,888	6,032,209

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $400,486,000 and 12.8% of revenues for the three months ended March 31, 2020 ($382,737,000 and 12.5% for the three months ended March 31, 2019) and $794,548,000 and 12.8% of revenues for the six months ended March 31, 2020 ($739,255,000 and 12.3% for the six months ended March 31, 2019).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	20

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facilities and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the six months ended March 31, 2020.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	21

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at March 31, 2020		As at September 30, 2019

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Senior U.S. and euro unsecured notes	Level 2	1,347,575	1,384,281	1,256,554	1,330,809
Obligations under finance leases	Level 2	—	—	30,339	29,792
Other long-term debt	Level 2	43,135	42,108	33,710	32,783
		1,390,710	1,426,389	1,320,603	1,393,384

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

During the three months ended March 31, 2020, the Company has entered into an unsecured committed term loan credit facility with a principal amount of U.S.$750,000,000 expiring in March 2022. The new unsecured committed term loan credit facility was designated as a hedge of a portion of the Company’s net investment in its U.S. operations.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	22

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2020 and 2019

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at March 31, 2020	As at September 30, 2019
		$	$
Financial assets
FVTE
Cash and cash equivalents	Level 2	302,487	213,831
Deferred compensation plan assets	Level 1	62,475	62,627
		364,962	276,458
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments included in current financial assets	Level 2
Cross-currency swaps		1,342	4,243
Foreign currency forward contracts		17,888	25,799
Long-term derivative financial instruments	Level 2
Cross-currency swaps		50,451	45,193
Foreign currency forward contracts		14,908	25,069
Interest rate swaps		8,119	1,380
		92,708	101,684
FVOCI
Short-term investments included in current financial assets	Level 2	11,477	9,889
Long-term bonds included in funds held for clients	Level 2	169,736	180,289
Long-term investments	Level 2	25,693	24,596
		206,906	214,774
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2
Cross-currency swaps		94	2,982
Foreign currency forward contracts		9,930	1,920
Long-term derivative financial instruments	Level 2
Cross-currency swaps		2,531	16,560
Foreign currency forward contracts		9,271	1,762
		21,826	23,224

There were no transfers between Level 1 and Level 2 during the six months ended March 31, 2020.

11.   Subsequent event

On April 2, 2020, the Company amended and restated the two-year unsecured committed term loan credit facility entered into during the three months ended March 31, 2020 to increase the principal amount by U.S. $500,000,000 to a total principal amount of U.S. $1,250,000,000, under the same terms and conditions.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2020 and 2019	23